

Mail Stop 3561

July 18, 2018

M. Brett Biggs
Chief Financial Officer
Walmart Inc.
702 S.W. 8th Street
Bentonville, Arkansas 72716

> **Re:** **Walmart Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2018**
> **Filed March 30, 2018**
> **Form 8-K Filed February 20, 2018**
> **File No. 1-6991**

Dear Mr. Biggs:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 31, 2018

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 60

Note 7. Fair Value Measurements, page 72

1. Reference is made to your disclosure regarding $1.4 billion of fiscal 2018 impairment charges primarily related to restructuring activities described in Note 14. Please provide more detailed disclosure to include descriptions of the impaired assets, the facts and circumstances leading to the impairments and the segments in which the impaired assets are reported. Refer to ASC 350-30-50-3 and ASC 360-10-50-2.

Note 10. Contingencies, page 79

2. Reference is made to your disclosures regarding the FCPA investigation and related matters. We note your disclosure that you do not believe these matters will have a material adverse effect on your business. Please enhance your disclosure to clarify whether you believe these matters will materially affect your financial position, results of operations and/or cash flows. In addition, if it is at least reasonably possible that a material additional loss above the amount accrued may be incurred, please disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4.

Form 8-K filed February 20, 2018

Exhibit 99.1

3. We note your disclosure that comparable sales excluding fuel and excluding fuel and tobacco sales are non-GAAP financial measures. Reference is made to your disclosure of expected fiscal 2019 comparable sales excluding fuel and excluding fuel and tobacco sales. Please tell us your consideration of presenting the most directly comparable financial measures calculated and presented in accordance with GAAP; and providing a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measures and the most comparable financial measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: David Chojnowski
        Controller